UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☐  Form 10-K   ☐   Form 20-F   ☐   Form 11-K    ☒   Form 10-Q   ☐   Form N-SAR

☐   Form N-CSR

For Period Ended:  June 30, 2007

☐   Transition Report on Form 10-K

☐   Transition Report on Form 20-F

☐   Transition Report on Form 11-K

☐   Transition Report on Form 10-Q

☐   Transition Report on Form N-SAR

For the Transition Period Ended: ______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  _________________________

PART I -- REGISTRANT INFORMATION

Commission File Number 0-51597

THE ENLIGHTENED GOURMET, INC.

Full Name of Registrant:

N/A

Former Name if Applicable

236 Centerbrook

Address of Principal Executive Office (street and number):

Hamden, Connecticut  06518

City, State and Zip Code

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

☒       (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒        (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.  (Attach extra sheets if needed.)

The Company’s Quarterly Report on Form 10-QSB for the quarter ended June 30, 2007 cannot be filed within the prescribed time period because the Company requires additional time for compilation and review to insure adequate disclosure of certain information required to be included in the Form 10-QSB.  The Company’s Quarterly Report on Form 10-QSB will be filed on or before the 5th calendar day following the prescribed due date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Alexander Bozzi	(203)	230-9930
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).                                                                                                                             ☒   Yes ☐   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?                                                                                                                              ☒   Yes ☐   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on preliminary financial statements, the registrant will show a net loss of $662,284 on revenue of $365,908 for the three months ended June 30, 2007 and net loss of $1,281,522 on revenue of $851,055 for the six months ended June 30, 2007, compared with net loss of $661,169 on revenue of $468,545 for the three months ended June 30, 2006 and a net loss of $974,701 on revenue of $607,922 for the six months ended June 30, 2006.  The loss was greater in 2007 because of (i) an increase in slotting fees paid as a result of an increase in the number of stores that authorized the Company’s products compared to the second quarter of 2006, (ii) increases in the Company’s Cost of Goods Sold and, (iii) the Company’s financing activities, the amortized fees and commissions paid by the Company to raise capital were significantly greater in 2007 compared to 2006.

THE ENLIGHTENED GOURMET, INC.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 15, 2007

By: /s/ Alexander L. Bozzi, III

Alexander L. Bozzi, III

President, Chairman and

Principal Financial Officer

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